

January 21, 2011

Richard R. Lavin
Executive Vice President and Secretary
Cole Corporate Income Trust, Inc.
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016

> **Re: Cole Corporate Income Trust, Inc.**
> **Amendment No. 4 to Registration Statement on**
> **Form S-11**
> **Filed January 6, 2011**
> **File No. 333-166447**

Dear Mr. Lavin.:

We have reviewed Amendment No. 4 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are continuing to review your previously submitted sales literature. We will provide comments to those materials in a separate letter.

Risk Factors, page 19

Our Initial Capitalization is thin, and we are dependent upon the net proceeds …, page 22

2.   We note your revised disclosure in this risk factor that your "initial capitalization is thin." Please disclose your current capitalization level so that investors may place this risk into context.

Our Advisor and its officers and key personnel face conflicts of interest …, page 27

3.   We note your response to comment 4 of our letter dated December 27, 2010 and the additional disclosure in this risk factor. The new disclosure appears to mitigate the risk being presented. Please revise to remove the mitigating language.

Prior Performance Tables

Table III, page A-9

4.   For your prior note programs, it appears that you have included the interest paid to investors as part of your interest expense line item. Please tell us why separate disclosure of the interest paid to investors is not material. To the extent that cash flow from operations did not fully fund interest payments to investors, please tell us if you would be able to disclose the remaining funding source.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-2468 or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)5 51-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

Cc: Heath D. Linsky, Esq.
        via facsimile (404) 365-9532